UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPARK NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

84651P100

(CUSIP Number of Common Stock Underlying Class of Securities)

Joshua A. Kreinberg

General Counsel and Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

(323) 658-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Katherine J. Blair, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$3,986,463	$157

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 3,113,200 shares of the issuer’s common stock and have an aggregate value of $3,986,463 (based on an exercise price of $3.00 per share) calculated based on a Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose. The filing fee was previously paid with the filing of the Schedule TO filed on December 2, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY STATEMENT

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 2, 2008 (“Schedule TO”) by Spark Networks, Inc. (the “Company”) relating to an offer by the Company to certain optionholders, upon the terms and subject to the conditions in the Offer to Exchange that was filed as Exhibit 99(a)(1)(A) to the Schedule TO dated December 2, 2008, as amended and supplemented by this Amendment No. 2, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share.

This Amendment amends only the items to the Schedule TO that are being amended, and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. You should read this Amendment No. 2 to the Schedule TO together with the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Exchange Offer expired at 3 p.m., Pacific Time, on Monday, January 5, 2009. Optionholders eligible to participate in the Exchange Offer tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 3,073,200 shares of the Company’s common stock from 75 Eligible Optionholders, representing 98.2% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. The Company has issued New Options to purchase an aggregate of 3,073,200 shares of common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of each New Option granted in the Exchange Offer is $3.00, which is the higher of the closing price of the Company’s common stock as reported by the NYSE Alternext on January 5, 2009, the business day on which the Exchange Offer expired, and the $3.00 floor.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPARK NETWORKS, INC.

By:	/s/ Joshua A. Kreinberg
Name:	Joshua A. Kreinberg
Title:	General Counsel and Corporate Secretary

Date: January 6, 2009